DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680

DSM

06019288

Heerlen (NL), 1 December 2006

SUPPL

Repurchase of shares

Royal DSM N.V. has repurchased 557,430 of its own shares in the period from November 23, 2006 up to and including November 29, 2006 at an average price of EUR 36.65. This is in accordance with the share buyback program announced on September 27, 2006.
The consideration of this repurchase was EUR 20.4 million.

The total number of shares repurchased under this program to date is 5,817,775 shares for a total consideration of EUR 210.2 million.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

PROCESSED

DEC 2 0 2006

THOMSON FINANCIAL

For more information:

DSM Corporate Communications	DSM Investor Relations
Elvira Luykx	Dries Ausems
tel. +31 (0) 45 5782035	tel. +31 (0) 45 5782864
fax +31 (0) 45 5740680	fax +31 (0) 45 5782595
e-mail media.relations@dsm.com	e-mail investor.relations@dsm.com